December 13, 2021

VIA EDGAR Correspondence

Diane Fritz

Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:  Union Pacific Corporation

       Form 10-K for Fiscal Year Ended December 31, 2020

       Filed February 5, 2021

       File No. 001-06075

Dear Ms. Fritz:

We previously received an extension to respond to your comment letter dated November 12, 2021, on the above-referenced filing, moving the deadline to December 13, 2021.  We appreciated your time today and based on that discussion and our request for an additional extension to file our response, we hereby confirm that we will respond to the comment letter on or before December 17, 2021.

Very truly yours,

/s/ Todd M. Rynaski

Todd M. Rynaski

Vice President and Controller

Union Pacific Corporation

cc:Brad Skinner
Division of Corporation Finance

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP

John A. Menicucci, Jr.

Sr. Counsel

Union Pacific Corporation